FORM U-6B-2
                       Certificate of Notification

    Certificate filed by The Cincinnati Gas & Electric Company ("CGE"), a subsidiary of Cinergy Corp., a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").

    This certificate is notice that the above-named company has issued the securities described herein, which issue was exempted from the provisions of
Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

1. Type of securities: Two series of promissory notes ("Series A" and "Series B").

2.  Issue, renewal or guaranty:  Issuance.

3.  Principal amount of each security:   Series A   $42,000,000; Series B
$42,000,000.

4.  Rate of interest per annum for each security:  Variable   for each
series, initially set at a daily rate of 3.80%.

5.  Date of issue:  September 13, 1995.

6.  Date of maturity:  September 1, 2030.

7. Name of person to whom each security was issued: Ohio Air Quality Development Authority, State of Ohio (the "Authority").

8. Collateral given with each security: For each series, a direct-pay letter of credit (issued by ABN AMRO Bank N.V. and Canadian Imperial Bank of Commerce, respectively) in an amount equal to the aggregate principal amount of the corresponding series plus 285 days' interest thereon at an annual rate of 9.5%. Each letter of credit will expire on September 13, 2000, unless earlier terminated or extended.

9. Consideration received for the securities: Loan by the Authority to CGE in an equal aggregate principal amount of the proceeds from the issue and sale on September 13, 1995 of the Authority's State of Ohio Air Quality Development Revenue Refunding Bonds (The Cincinnati Gas & Electric Company Project), 1995 Series A and B.

10. Application of proceeds of the securities: Redemption of the Authority's $84,000,000 State of Ohio 10 1/8% Pollution Control Revenue Bonds, 1985 Series (The Cincinnati Gas & Electric Company Project), dated as of December 1, 1985, originally issued to finance CGE's portion of the cost of the acquisition, construction and installation of certain air quality facilities at the William H. Zimmer Generating Station in Clermont County, Ohio.

11. Exemption claimed: The issue of Series A and B is exempt from the requirements of Section 6(a) by virtue of Rule 52(a).

                                  The Cincinnati Gas & Electric Company

                                   By:  /s/ William L. Sheafer
                                   Treasurer

Dated: October 3, 1995